SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ORTEC INTERNATIONAL, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

68749B405

(CUSIP Number)

January 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68749B405	Page 2 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Visium Balanced Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER None
6 SHARED VOTING POWER 305,566 (See Item 4)
7 SOLE DISPOSITIVE POWER None
8 SHARED DISPOSITIVE POWER 305,566 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 305,566 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.44%
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 68749B405	Page 3 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Visium Long Bias Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER None
6 SHARED VOTING POWER 76,534 (See Item 4)
7 SOLE DISPOSITIVE POWER None
8 SHARED DISPOSITIVE POWER 76,534 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,534 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) .86%
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 68749B405	Page 4 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Visium Balanced Offshore Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER None
6 SHARED VOTING POWER 433,208 (See Item 4)
7 SOLE DISPOSITIVE POWER None
8 SHARED DISPOSITIVE POWER 433,208 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 433,208 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.87%
12	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 68749B405	Page 5 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Visium Long Bias Offshore Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER None
6 SHARED VOTING POWER 237,491 (See Item 4)
7 SOLE DISPOSITIVE POWER None
8 SHARED DISPOSITIVE POWER 237,491 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 237,491 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.67%
12	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 68749B405	Page 6 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Visium Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER None
6 SHARED VOTING POWER 382,100 (See Item 4)
7 SOLE DISPOSITIVE POWER None
8 SHARED DISPOSITIVE POWER 382,100 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 382,100 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.29%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 68749B405	Page 7 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Visium Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 1,052,801 (See Item 4)
6 SHARED VOTING POWER None
7 SOLE DISPOSITIVE POWER 1,052,801 (See Item 4)
8 SHARED DISPOSITIVE POWER None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,052,801 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%[1]
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT.

[1]

The warrants held by the selling stockholder have a limitation on exercise which prevents the selling stockholder from exercising the warrant if the total number of shares of common stock would be aggregated to exceed 9.99% of the total number of issued and outstanding shares of common stock.

CUSIP No. 68749B405	Page 8 of 17 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Jacob Gottlieb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 1,052,801 (See Item 4)
6 SHARED VOTING POWER 1,052,801 (See Item 4)
7 SOLE DISPOSITIVE POWER (See Item 4)
8 SHARED DISPOSITIVE POWER None (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,052,801 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%[2]
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

[2]

The warrants held by the selling stockholder have a limitation on exercise which prevents the selling stockholder from exercising the warrant if the total number of shares of common stock would be aggregated to exceed 9.99% of the total number of issued and outstanding shares of common stock.

CUSIP No. 68749B405	Page 9 of 17 Pages

Item 1	(a) Name of Issuer:

Ortec International, Inc. (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices:

3960 Broadway
New York, NY 10032

Item 2	(a) – (c) This statement is filed on behalf of the following:

(1) Visium Balanced Fund, LP, a Delaware limited partnership (“VBF”), with its principal business office at c/o Visum Asset Management, LLC, 950 Third Avenue, New York, NY 10022.

(6) Visium Long Bias Fund, LP, a Delaware limited partnership (“VLBF”), with its principal business office at c/o Visum Asset Management, LLC, 950 Third Avenue, New York, NY 10022.

(7) Visium Balanced Fund Offshore, Ltd., a Cayman Islands corporation (“VBFO”), with its principal business office at c/o Morgan Stanley Fund Services (Cayman) Limited, P.O. Box 2681GT, Century yard, 4th Floor, Cricket Square, Hutchins Drive, Grand Cayman, Cayman Islands, British West Indies.

(8) Visium Long Bias Fund Offshore, Ltd., a Cayman Islands corporation (“VLBFO”), with its principal business office at c/o Morgan Stanley Fund Services (Cayman) Limited, P.O. Box 2681GT, Century yard, 4th Floor, Cricket Square, Hutchins Drive, Grand Cayman, Cayman Islands, British West Indies.

(9) Visium Asset Management, LLC, a Delaware limited liability company (“VAM”), with its principal business office at Visum Asset Management, LLC, 950 Third Avenue, New York, NY 10022. VAM is the investment advisor to each of VBF, VLBF, VBFO and VLBFO.

(10) Visium Capital Management, LLC, a Delaware limited liability company (“VCM”), with its principal business office c/o Visum Asset Management, LLC, 950 Third Avenue, New York, NY 10022. VCM is the General Partner of VBF an VLBF.

CUSIP No. 68749B405	Page 10 of 17 Pages

(d)	Title of Class of Securities:

Common Stock, Par Value $0.001 Per Share

(e)	CUSIP Number:

68749B405

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4	Ownership:

VBF

(a)	Amount Beneficially Owned:

305,566 shares

(b)	Percent of Class:

3.44%

(c)	Number of Shares as to which person has:

(i)	sole power to vote or to direct vote:

None

(ii)	shared power to vote or to direct vote:

305,566 shares

(iii)	sole power to dispose or direct disposition of:

None

CUSIP No. 68749B405	Page 11 of 17 Pages

(iv)	shared power to dispose or to direct disposition of:

305,566 shares

VLBF

(a)	Amount Beneficially Owned:

76,534 shares

(b)	Percent of Class:

.86%

(c)	Number of Shares as to which person has:

(i)	sole power to vote or to direct vote:

None

(ii)	shared power to vote or to direct vote:

76,534 shares

(iii)	sole power to dispose or direct disposition of:

None

(iv)	shared power to dispose or to direct disposition of:

76,534 shares

VBFO

(a)	Amount Beneficially Owned:

433,208 shares

(b)	Percent of Class:

4.87%

CUSIP No. 68749B405	Page 12 of 17 Pages

(c)	Number of Shares as to which person has:

(i)	sole power to vote or to direct vote:

None

(ii)	shared power to vote or to direct vote:

433,208 shares

(iii)	sole power to dispose or direct disposition of:

None

(iv)	shared power to dispose or to direct disposition of:

433,208 shares

VLBFO

(a)	Amount Beneficially Owned:

237,491 shares

(b)	Percent of Class:

2.67%

(c)	Number of Shares as to which person has:

(i)	sole power to vote or to direct vote:

None

(ii)	shared power to vote or to direct vote:

237,491 shares

(iii)	sole power to dispose or direct disposition of:

None

CUSIP No. 68749B405	Page 13 of 17 Pages

(iv)	shared power to dispose or to direct disposition of:

237,491 shares

VAM

(a)	Amount Beneficially Owned:

By virtue of its position as investment advisor to each of VBF, VLBF, VBFO and VLBFO, VAM may be deemed to beneficially own the 1,052,801 shares of the Company’s Common Stock beneficially owned by VBF, VLBF, VBFO and VLBFO.

(b)	Percent of Class:

9.99%[3]

(c)	Number of Shares as to which person has:

(i)	sole power to vote or to direct vote:

1,052,801 shares

(ii)	shared power to vote or to direct vote:

None

(iii)	sole power to dispose or direct disposition of:

1,052,801 shares

(iv)	shared power to dispose or to direct disposition of:

None

VCM

(a)	Amount Beneficially Owned:

By virtue of its position as General Partner to each of VBF and VLBF, VCM may be deemed to beneficially own the 382,100 shares of the Company’s Common Stock beneficially owned by VBF and VLBF.

[3]

The warrants held by the selling stockholder have a limitation on exercise which prevents the selling stockholder from exercising the warrant if the total number of shares of common stock would be aggregated to exceed 9.99% of the total number of issued and outstanding shares of common stock.

CUSIP No. 68749B405	Page 14 of 17 Pages

(b)	Percent of Class:

4.29%

(c)	Number of Shares as to which person has:

(i)	sole power to vote or to direct vote:

None

(ii)	shared power to vote or to direct vote:

382,100 shares

(iii)	sole power to dispose or direct disposition of:

None

(iv)	shared power to dispose or to direct disposition of:

382,100 shares

Jacob Gottlieb

(a)	Amount Beneficially Owned:

By virtue of his position as the principal of VAM and the sole managing member of VCM, Mr. Gottlieb may be deemed to beneficially own the 1,052,801 shares of the Company’s Common Stock beneficially owned by VAM.

CUSIP No. 68749B405	Page 15 of 17 Pages

(b)	Percent of Class:

9.99%[4]

(c)	Number of Shares as to which person has:

(i)	sole power to vote or to direct vote:

1,052,801 shares

(ii)	shared power to vote or to direct vote:

None

(iii)	sole power to dispose or direct disposition of:

1,052,801 shares

(iv)	shared power to dispose or to direct disposition of:

None

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

[4]

The warrants held by the selling stockholder have a limitation on exercise which prevents the selling stockholder from exercising the warrant if the total number of shares of common stock would be aggregated to exceed 9.99% of the total number of issued and outstanding shares of common stock.

CUSIP No. 68749B405	Page 16 of 17 Pages

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 68749B405	Page 17 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2007

VISIUM ASSET MANAGEMENT, LLC		VISIUM LONG BIAS FUND, LP

By:	/s/ Mark Gottlieb	By:	/s/ Mark Gottlieb
	Mark Gottlieb		Mark Gottlieb
	Authorized Signatory		Authorized Signatory

VISIUM BALANCED FUND, LP		VISIUM BALANCED OFFSHORE FUND, LTD.

By:	/s/ Mark Gottlieb	By:	/s/ Mark Gottlieb
	Mark Gottlieb		Mark Gottlieb
	Authorized Signatory		Authorized Signatory

VISIUM CAPITAL MANAGEMENT, LLC		VISIUM LONG BIAS OFFSHORE FUND, LTD.

By:	/s/ Mark Gottlieb	By:	/s/ Mark Gottlieb
	Mark Gottlieb		Mark Gottlieb
	Authorized Signatory		Authorized Signatory

JACOB GOTTLIEB

By:	/s/ Mark Gottlieb
Mark Gottlieb Authorized Representative and Chief Compliance Officer